Exhibit 99.1

Contact:		Fresenius Medical Care AG & Co. KGaA
Oliver Maier		Else-Kröner-Str.1
Phone:	+ 49 6172 609 2601	61352 Bad Homburg
Fax:	+ 49 6172 609 2301	Germany
www.fmc-ag.com
North America:
Terry L. Morris
Phone:	+ 1 800 948 2538
Fax:	+ 1 615 345 5605

E-mail:	ir@fmc-ag.com	February 24, 2012

Investor News

Fresenius Medical Care Publishes Form 20-F
for the Fiscal Year 2011

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (“the company” or “Fresenius Medical Care”), the world’s largest provider of dialysis products and services, today announced that it has filed the annual report 2011 under Form 20-F with the U.S. Securities and Exchange Commission (SEC). The report is available at the company’s website www.fmc-ag.com in the “Investor Relations” section as well as at the SEC's website, www.sec.gov.

A hard copy of Fresenius Medical Care’s annual report on Form 20-F including the complete audited financial statements may be obtained from the company free of charge upon request to the company's Investor Relations department by email at ir@fmc-ag.com.

About Fresenius Medical Care

Fresenius Medical Care is the world's largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2.1 million individuals worldwide. Through its network of 2,898 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 233,156 patients around the globe. Fresenius Medical Care is also the world's leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Fresenius Medical Care AG & Co. KGaA, February 24, 2012